UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549







Public Utility Holding Company Act of 1935
File No. 70-8327
Report for Period: October 1, 2000 to December 31, 2000



In the matter of:

CENTRAL AND SOUTH WEST CORPORATION, ET AL



      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation (CSW). Under HCAR 35-26250 dated March 14, 1995, it is required that Central Power and Light Company (CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU)(the utilities) file quarterly reports providing the following information with respect to meter reading, billing, and collecting services for nonassociates: 1) a list of Municipalities to which the services were provided, 2) the amount of revenues received, and 3) the expenses incurred. This report covers the period October 1, 2000 through December 31, 2000.

The requested information for the fourth quarter of 2000 is as follows:


----------------------- ------------------ ------------------ ------------------ ------------------ ------------------
                               CPL                PSO              SWEPCO               WTU               TOTAL

----------------------- ------------------ ------------------ ------------------ ------------------ ------------------

LIST OF
MUNICIPALITIES TO             None               None               None               None               None
WHICH SERVICES WERE
PROVIDED

----------------------- ------------------ ------------------ ------------------ ------------------ ------------------
----------------------- ------------------ ------------------ ------------------ ------------------ ------------------

AMOUNT OF REVENUES
RECEIVED                      None               None               None               None               None

----------------------- ------------------ ------------------ ------------------ ------------------ ------------------
----------------------- ------------------ ------------------ ------------------ ------------------ ------------------

EXPENSES INCURRED             None               None               None               None               None

----------------------- ------------------ ------------------ ------------------ ------------------ ------------------






                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the utilities have duly caused this report to be signed on their behalf on this 12th day of February 2001.

                                             Central Power and Light Company
                                             Public Service Company of Oklahoma
                                             Southwestern Electric Power Company
                                             West Texas Utilities Company

                                                    /s/ Armando Pena
                                            -----------------------------------
                                                       Armando Pena
                                                        Treasurer